

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Mr. Thomas E. Werner
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

     Re: **Hospira, Inc.**
          Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 14, 2012
          Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2012
          Filed August 1, 2012
          Current Report on Form 8-K
          Filed August 1, 2012
          File No. 001-31946

Dear Mr. Werner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Riegel for

          Jeffrey P. Riedler
          Assistant Director